N E W S R E L E A S E

November 8, 2006 News Release 06-37	Trading Symbols: Nasdaq National Market: SSRI TSX: SSO

SILVER STANDARD REPORTS THIRD QUARTER 2006 RESULTS

Vancouver, B.C. - Silver Standard Resources Inc. today announced third quarter net earnings of $2.7 million ($0.04 per share) compared with net earnings of $21,000 ($0.00 per share) for the third quarter of 2005. In the nine months ended September 30, 2006, net earnings were $18.1 million ($0.31 per share), compared to a net loss of $2.0 million ($0.04 per share) for the comparable period in 2005.

Earnings in the third quarter of 2006 were positively impacted by increased interest income from funds available for investment following the public offering in May 2006 as well as the write-up of marketable securities from the end of the second quarter 2006. Cash expenditures on mineral properties, excluding project acquisition outlays and purchases of surface rights, also increased to $9.2 million during the quarter, primarily reflecting the increasing pace of work at the Pirquitas silver project in Argentina and the Pitarrilla project in Mexico, and drilling of the Snowfield property in Canada.

Financial highlights for the period included:

▪ Working capital at quarter-end of $254.9 million with no debt. Working capital included silver bullion and marketable securities which are carried at cost, and based on market value have an additional value of $34.3 million at September 30, 2006.

Selected Financial Data
(CDN$000’s, except per share amounts)
This summary of selected financial data should be read in conjunction with the management discussion and analysis (“MD&A”) of the unaudited consolidated operating results and financial condition of the company for the nine months ended September 30, 2006 and 2005, prepared as of November 6, 2006, and the Consolidated Financial Statements and the related Notes thereto, as well as the MD&A and audited Financial Statements and Notes for the year ended December 31, 2005.

Results of Operations	Three Months Ended Sept. 30		Nine Months Ended Sept. 30
	2006	2005	2006	2005
Earnings (loss)	2,695	21	18,083	(1,962)
Earnings (loss) per share (basic and diluted)	0.04	0.00	0.31	(0.04)
Cash generated by (used in) operating activities	1,148	(619)	(1,220)	(1,148)
Cash generated by financing activities	1,583	364	202,548	826
Cash used in investing activities	9,502	4,925	32,151	16,350

Financial Position	September 30 2006	December 31 2005
Cash and cash equivalents	192,194	23,030
Silver bullion	15,787	14,095
Marketable securities	47,673	4,985
Current assets - total	259,370	43,844
Current liabilities - total	4,429	3,500
Working capital	254,941	40,344
Shareholders’ equity	426,909	193,190

Project Updates

Pirquitas, Argentina  Subsequent to the end of the quarter, the company announced a decision to proceed with the development of the mine. Based on the feasibility study update, capital costs are estimated at US$146 million plus IVA and construction will be completed within 21 - 24 months. Negotiations on the details of a contract for engineering, procurement and construction management (EPCM) are well advanced. At Pirquitas, accommodations for 350 people are nearing completion, upgrading of existing office and shop facilities is ongoing and a spur from the Norandino natural gas pipeline to the mine site is in the permitting phase.

Silver Standard is in discussions with a bank for a syndicated project loan. The independent engineers for the bank have been on-site and completed their due diligence of the project. Discussions are currently centered on the hedging requirements of the bank. Silver Standard has maintained in its project financing discussions that it wants to minimize hedging in order to maximize exposure to the price of silver. Silver Standard is continuing these discussions and anticipates arranging project financing in the coming months.

Pitarrilla, Mexico  Drilling continues with four diamond drill rigs on the property. Infill and extension drilling is presently focused on the Breccia Ridge Zone along strike and to depth, and continues to intersect significant silver and base metal mineralization at depth. The arrival of a fifth drill is anticipated during the fourth quarter and prefeasibility work is expected to commence in the first quarter of 2007 following an updated resource estimate. The company plans an extensive surface drilling program during 2007 in advance of completing a feasibility study on this world class deposit.

San Luis, Peru  Diamond drilling commenced during the third quarter and the San Luis joint venture reported results from the first four holes into the Ayelen Vein subsequent to the end of the quarter. Bonanza grade mineralization was intersected in all four holes with values up to 20.7 feet averaging 1.42 ounces per ton gold and 34.4 ounces per ton silver (6.3 meters averaging 48.7 grams per tonne gold and 1,180 grams per tonne silver). Silver Standard and Esperanza Silver are exploring silver-gold mineralization in surface veins that have been traced over 3.1 miles (five kilometers).

Other Developments

Diablillos / Bowdens / Snowfield  Silver Standard is updating scoping studies for its wholly-owned Diablillos silver-gold project in Argentina and the Bowdens silver project in Australia. The company has also completed over 6,000 meters of a planned 15,000 meter drill program at its Snowfields gold property in northern British Columbia. The property has excellent potential for a significant gold resource and an initial resource estimate is anticipated in the fourth quarter. Plans to mobilize two drills to Snowfield in 2007 are in progress.

For the full Third Quarter 2006 report, including Management Discussion & Analysis, and unaudited consolidated interim financial statements, visit www.sedar.com or the company’s web site at www.silverstandard.com. A conference call to review third quarter results and project activities is scheduled on Thursday, November 9, 2006 at 11:00 a.m. EST.

Toll-free in North America:   1-866-400-3310
Toronto local and overseas:  1-416-850-9144

Replay will be available for one week by calling toll free in North America: 1-866-245-6755, passcode 621513; local and overseas callers may telephone 1-416-915-1035, passcode 621513. The audio file will also be available on the company’s web site after November 9, 2006. (SSRI-FI)

For further information, contact:

Robert A. Quartermain, President Silver Standard Resources Inc. Vancouver, B.C. (604) 689-3846	Paul LaFontaine, Director, Investor Relations Silver Standard Resources Inc. Vancouver, B.C. N.A. toll-free: (888) 338-0046 Direct: (604) 484-8212 E-Mail: invest@silverstandard.com

To receive Silver Standard’s news releases by e-mail, contact Paul LaFontaine, director, investor relations at invest@silverstandard.com or call (888) 338-0046. The TSX has neither approved nor disapproved of the information contained herein. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include those described in Silver Standard’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission.

Statements contained in this news release that are not historical fact, such as statements regarding the economic prospects of the company’s projects, future plans or future revenues, timing of development or potential expansion or improvements, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties include, but are not limited to, the company’s ability to raise sufficient capital to fund development, changes in economic conditions or financial markets, changes in prices for the company’s mineral products or increases in input costs, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in jurisdictions in which the company operates, technological and operational difficulties or inability to obtain permits encountered in connection with exploration and development activities, labour relations matters, and changing foreign exchange rates, all of which are described more fully in the company’s filings with the Securities and Exchange Commission.